                                August 8, 2005

VIA EDGAR

Re:	Chunghwa Telecom Co., Ltd.
Registration Statement on Form F-3
File No. 333-126417

Mr. Larry Spirgel

Assistant Director

Mr. Ted Yu

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 0407

Dear Mr. Spirgel and Mr. Yu:

On behalf of Chunghwa Telecom Co., Ltd. (the “Company”), we enclose Amendment No. 5 to the above referenced Registration Statement on Form F-3 (the “Registration Statement”).

SIMPSON THACHER & BARTLETT LLP

-2-	August 8, 2005

The Staff has issued oral comments on Amendment No. 4 to the Registration Statement on August 8, 2005 as follows:

(1) The F-3 should disclose that there is no known precedent in which investors, foreign or domestic, successfully sued and obtained damages from a governmental agency for disputes relating to securities offerings. This disclosure must be in the risk factor section.

(2) The F-3 should disclose that there is no known precedent in which the Ministry was sued by a foreign entity for damages in connection with disputes involving any commercial transaction or in which foreign entities sought enforcement of a foreign judgment against the Ministry in a Taiwanese court. We strongly suggest this disclosure be in the risk factor section.

(3) There should be a statement before the cross-reference in the risk factor that summarizes the procedural impediments to a successful suit and receipt of damages from the Ministry (e.g., geographical impediments, need to obtain Taiwanese counsel, possible need for travel to Taiwan, the bond requirement, currency restrictions, and lack of direct precedents on the issues identified above). More detailed disclosure can follow in the Enforcement of Civil Liabilities section.

(4) The statement above should also include in the list of impediments the possible need for plaintiffs to obtain an enforcement order against the Ministry even if it wins its suit against the Ministry.

In response to the Staff’s comments set forth above, the Company has revised the disclosure in “Risk Factors — Risks Relating to This Offering — We face opposition to our privatization, and this offering may be subject to legal or other challenges” on page 9 and “Enforcement of Civil Liabilities” on page 101.

* * * *

SIMPSON THACHER & BARTLETT LLP

-3-	August 8, 2005

If you have any questions or comments, please do not hesitate to contact me (telephone: 011-852-2514-7650, e-mail: clin@stblaw.com, fax: 011-852-2869-7694), Eugene Lee (telephone: 011-852-2514-7690, e-mail: elee@stblaw.com, fax: 011-852-2869-7694) or Daniel Fertig (telephone: 011-852-2514-7660, e-mail: dfertig@stblaw.com, fax: 011-852-2869-7694) of our firm.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Mr. Hank Han-Chao Wang

Chunghwa Telecom Co., Ltd.

Ms. Hwa-Mei Wei

Chunghwa Telecom Co., Ltd.

William Y. Chua, Esq.

Sullivan & Cromwell LLP